Filed Pursuant to Rule 433

Registration Statement Nos.

333-234783 / 333-234783-02

December 3, 2019

FINAL TERM SHEET

AXIS SPECIALTY FINANCE LLC

$425,000,000 4.900% Fixed-Rate Reset Junior Subordinated Notes due 2040 (the “notes”)

Fully and Unconditionally Guaranteed on a Junior Subordinated Basis by

AXIS CAPITAL HOLDINGS LIMITED

This term sheet should be read together with AXIS Specialty Finance LLC’s preliminary prospectus supplement dated December 2, 2019 (the “preliminary prospectus supplement”) to the prospectus dated November 19, 2019. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	AXIS Specialty Finance LLC (“AXIS Finance LLC”)

Guarantor:	AXIS Capital Holdings Limited (“AXIS Capital”)

Guarantee:	Fully and unconditionally guaranteed on a junior subordinated basis by AXIS Capital

Anticipated Ratings (Moody’s /S&P):(1)	Baa2 / BBB

Subordination & Ranking:	The notes will be unsecured junior subordinated obligations of AXIS Finance LLC, ranking junior in right of payment to all outstanding and future senior debt and subordinated debt of AXIS Finance LLC. See “Description of the Notes and the Guarantees—Ranking” and “—Subordination” in the preliminary prospectus supplement.

Trade Date:	December 3, 2019

Settlement Date:	December 10, 2019 (T+5)(2)

Par Call Date:	January 15, 2030

Final Maturity Date:	(1) January 15, 2040 (the “Scheduled Maturity Date”), if, on the Scheduled Maturity Date, the BMA Redemption Requirements are satisfied, or (2) otherwise, following the Scheduled Maturity Date, the earlier of (a) the date falling 10 business days after the BMA Redemption Requirements are satisfied and would continue to be satisfied if such payment were made and (b) the date on which a Winding-Up of AXIS Capital or AXIS Finance LLC occurs.

Security Type:	SEC Registered

Security:	4.900% Fixed-Rate Reset Junior Subordinated Notes due 2040

Principal Amount:	$425,000,000

Public Offering Price:	100.000% of the principal amount

Interest Rate:

The notes will bear interest:

(i) from the date of original issue to, but excluding, the Par Call Date at the fixed rate of 4.900% per annum; and

(ii) from, and including, the Par Call Date, during each Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 3.186% to be reset on each Reset Date.

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2020

Day Count Convention:	30 / 360

Mandatory Interest Deferral & Arrears of Interest:

If, as of any interest payment date, a Mandatory Deferral Event has occurred and is continuing, AXIS Finance LLC and AXIS Capital will be required to defer payment of all (and not less than all) of the interest accrued on the notes as of such interest payment date. See “Description of the Notes and the Guarantees—Interest—Mandatory Deferral of Interest Payments” in the preliminary prospectus supplement.

Any such accrued interest, the payment of which is so deferred, so long as such interest remains unpaid, will constitute Arrears of Interest and will be subject to the provisions described under “Description of the Notes and the Guarantees—Interest—Arrears of Interest” in the preliminary prospectus supplement.

Redemption Provisions:

The notes will be redeemable, at AXIS Finance LLC’s option (subject to the BMA Redemption Requirements), in whole or in part, at any time prior to the Par Call Date, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed; and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on such notes to be redeemed (not including any portion of such payments of interest accrued as of such redemption date) that would be due if the notes matured on the Par Call Date, discounted to such redemption date on a semi-annual basis (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate, plus 50 basis points; plus, in each case, accrued and unpaid interest, if any, on such notes to, but excluding, such redemption date.

On the Par Call Date or on any subsequent scheduled interest payment date, AXIS Finance LLC may (subject to the BMA Redemption Requirements) redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, such redemption date.

In addition, the notes will be redeemable, at AXIS Finance LLC’s option (subject to the BMA Redemption Requirements), in whole but not in part, at any time, (i) upon the occurrence of a Capital Disqualification Event or Tax Event, at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, such redemption date, and (ii) upon the occurrence of a Rating Agency Event, at a redemption price equal to 102% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, such redemption date. See “Description of the Notes and the Guarantees—Optional Redemption—Optional Redemption upon a Capital Disqualification Event,” “—Optional Redemption upon a Rating Agency Event,” and “—Optional Redemption upon a Tax Event” in the preliminary prospectus supplement.

Conditions to Redemption and Repayment:	Notwithstanding anything to the contrary set forth herein, (i) prior to January 15, 2025, the notes may be redeemed only with BMA Approval, and (ii) the notes may not be redeemed at any time or repaid on the Scheduled Maturity Date if the Enhanced Capital Requirement would be breached immediately before or after giving effect to such redemption or repayment of the notes, unless, in the case of each of clause (i) and (ii), AXIS Capital, AXIS Finance LLC or another subsidiary of AXIS Capital replaces the capital represented by the notes to be redeemed or repaid with capital having equal or better capital treatment as the notes under the Group Solvency Standards, together with the Group Supervision Rules, as those rules and regulations may be amended or replaced from time to time (collectively, the “BMA Redemption Requirements”).

Variation and Substitution:	If a Capital Disqualification Event, Rating Agency Event or Tax Event occurs, AXIS Finance LLC may, as an alternative to redemption of the notes, at any time, without the consent of any holder, vary any term or condition of the notes or substitute all (but not less than all) of the notes for other notes, so that the varied notes or the substituted notes, as the case may be, become Qualifying Equivalent Securities. See “Description of the Notes and the Guarantees—Variation and Substitution” in the preliminary prospectus supplement.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc.

Senior Co-Manager:	HSBC Securities (USA) Inc.

Junior Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC ING Financial Markets LLC

CUSIP / ISIN:	05463H AC5 / US05463HAC51

(1)         An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2)         AXIS Finance LLC expects that delivery of the notes will be made against payment therefor on or about December 10, 2019, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before settlement will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day before settlement should consult their own advisor.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. This communication is intended for the sole use of the person to whom it is provided by the sender.

AXIS Finance LLC has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents AXIS Finance LLC has filed with the SEC for more complete information about AXIS Finance LLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, AXIS Finance LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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